SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Filed by the Registrant     ☐

Filed by a Party other than the Registrant     ☑

Check the appropriate box:

☑	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material Under Rule 14a-12

Principal Real Estate Income Fund

(Name of Registrant as Specified In Its Charter)

Saba Capital Management, L.P.

Boaz R. Weinstein

Stephen G. Flanagan

Jassen Trenkow

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (check the appropriate box):

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☐	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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PRELIMINARY COPY SUBJECT TO COMPLETION

DATED [●]

Principal Real Estate Income Fund

__________________________

PROXY STATEMENT

OF

Saba Capital Management, L.P.

_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED GOLD PROXY CARD TODAY

This proxy statement (this “Proxy Statement”) and the enclosed GOLD proxy card are being furnished by Saba Capital Management, L.P. (“Saba Capital”), Boaz R. Weinstein (“Mr. Weinstein,” and together with Saba Capital “Saba,” “we,” or “us”) and the Nominees (as defined below) named in Proposal 1 (the Nominees together with Saba, the “Participants”), in connection with the solicitation of proxies from the shareholders of Principal Real Estate Income Fund, a Delaware statutory trust registered as a non-diversified, closed-end management investment company under the Investment Company Act of 1940, as amended (the “Fund”).

The Fund’s common shares, no par value (the “Common Shares”) trade at a significant discount to the Fund’s net asset value (“NAV”).1

For this reason and because we believe that the Fund’s board of trustees (the “Board”) needs fresh ideas and perspectives to address the Fund’s persistent trading discount, we have nominated a slate of, in our view, highly qualified and independent nominees for election to the Board, whose election will send a strong message that the Fund’s shareholders are not satisfied with the Fund’s management and their inability to address the Fund’s significant discount to NAV.

We are convinced that NOW is the time to take action to close the Fund’s discount and we urge shareholders to elect the Nominees, who we believe, if elected, would serve the best interests of all shareholders.

We are therefore seeking your support at the upcoming 2024 annual meeting of shareholders, including any adjournments or postponements thereof and any special meeting which may be called in lieu thereof (the “Annual Meeting”), that is scheduled to be held, in person, at [●] on Friday, April 12, 2024, at [●] [a.m./p.m.], Mountain Time.

This Proxy Statement and the enclosed GOLD proxy card are first being furnished to the Fund’s shareholders on or about [●], 2024.

Saba is seeking your support at the Annual Meeting with respect to the following proposal (“Proposal 1” or the “Proposal”) and to consider and act upon any other business that may properly come before the Annual Meeting.

Proposal		Our Recommendation
1.

To elect Saba’s slate of two nominees—Stephen G. Flanagan and Jassen Trenkow (each, a “Nominee” and collectively, the “Nominees”)—to serve as trustees and hold office until the Fund’s 2027 annual meeting of shareholders, or until their respective successors are duly elected and qualified.

FOR each of the Nominees
Such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

_____________________________

1 From February 8, 2021 to February 8, 2024, the Fund’s average discount to NAV was -12.80%. Source: Morningstar.

Based on the Fund’s preliminary proxy statement filed with the Securities and Exchange Commission (the “SEC”) on February 8, 2024 (the “Fund’s proxy Statement”), the Board is currently comprised of four trustees, all of whom are independent trustees, divided into three classes pursuant to a “classified” structure, with two trustees to be elected at the Annual Meeting. At the Annual Meeting, such two trustees are to be elected by holders of Common Shares for a three-year term expiring at the Fund’s 2027 annual meeting of shareholders. If all of the Nominees are elected, the Nominees will represent half of the members of the Board.

Through this Proxy Statement and enclosed GOLD proxy card, we are soliciting proxies in support of the election of the Nominees to serve as trustees.

The Fund has set the record date for determining shareholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”) as February 7, 2024. Shareholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting. As of the close of business on the Record Date, the Participants may be deemed to “beneficially own” (such term as used in Schedule 14A within the meaning of Rule 13d-3 or Rule 16a-1 under the Securities Exchange Act of 1934 (the “Exchange Act”)), in the aggregate, 568,008 Common Shares, including 1,000 Common Shares held in record name. There were 6,694,109 Common Shares outstanding as of the Record Date according to the Fund’s Proxy Statement.

We urge you to sign, date and return the GOLD proxy card “FOR” each of the Nominees in Proposal 1. By returning the GOLD proxy card, you are authorizing Saba to vote on your behalf, and if you do not indicate on such GOLD proxy card how you would like to vote, your vote will be counted “FOR” each of the Nominees in Proposal 1.

According to the Second Amended and Restated Agreement and Declaration of Trust of the Fund (the “Charter”) and the Fund’s Proxy Statement, the election of trustees requires a plurality of the votes cast at the Annual Meeting, where the qualified nominees receiving the highest numbers of votes cast by the shareholders entitled to vote, up to the number of trustees to be elected at such meeting, shall be elected, including by proxy. For all other matters, the affirmative vote of a majority of the votes cast at the Annual Meeting, including by proxy, shall be required.

Saba intends to deliver this Proxy Statement and the accompanying form of GOLD proxy card to holders of at least the percentage of the Fund’s voting shares required under applicable law to elect the Nominees in Proposal 1 at the Annual Meeting and otherwise intends to solicit proxies or votes from shareholders of the Fund in support of Proposal 1. This proxy solicitation is being made by Saba and not on behalf of the Board or management of the Fund or any other third party. We are not aware of any other matters to be brought before the Annual Meeting other than as described herein. Should other matters be brought before the Annual Meeting, the persons named as proxies in the enclosed GOLD proxy card will vote on such matters in their discretion to the extent allowed by Rule 14a-4(c)(3) under the Exchange Act.

If you have already voted using the Fund’s proxy card, you have every right to change your vote by completing and mailing the enclosed GOLD proxy card in the enclosed pre-paid envelope or by voting via Internet or by telephone by following the instructions on the GOLD proxy card. Importantly, only the latest validly executed proxy that you submit will be counted. In addition, any proxy may be revoked at any time prior to its exercise at the Annual Meeting by following the instructions under “Can I change my vote or revoke my proxy?” in the Questions and Answers section.

For instructions on how to vote, including the quorum and voting requirements for the Fund and other information about the proxy materials, see the Questions and Answers section.

We urge you to promptly sign, date and return your GOLD proxy card.

If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor, InvestorCom, toll free at (877) 972-0090 or collect at (203) 972-9300.

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REASONS FOR THIS PROXY SOLICITATION

As the Fund’s largest shareholder, Saba is committed to improving the Fund for the benefit of all shareholders and, to this end, has nominated two independent nominees to the Board who Saba believes (i) are highly qualified and (ii) will bring fresh ideas and perspectives to address the Fund’s deep trading discount.

The Fund has persistently traded at a substantial discount to NAV. Specifically, from February 8, 2021 to February 8, 2024, the Fund’s average discount to NAV was -12.80%.2 We believe the Board has been ineffective in addressing this discount to NAV. Saba is therefore nominating two, in our view, highly-qualified and independent trustee nominees who, if elected, will endeavor to close the Fund’s discount to NAV. Saba believes there are different ways a Board can endeavor to narrow a NAV discount, including by increasing and/or changing marketing and related efforts, improving corporate governance, seeking out additional potential new buyers for the Fund’s shares, repurchasing the Fund’s shares or changing the Fund’s investment mandate and/or changing the investment team. Saba believes the Board should consider any and all tools at its disposal to maximize shareholder value and close the discount to NAV and that new members, with perspectives and backgrounds different from the incumbent Board members, would be better equipped to consider such tools.

We urge you to join us and support the election of the Nominees by voting on the GOLD proxy card today.

The Fund’s Common Shares currently trade at a value significantly less than what the securities held by the Fund are worth. We recommend voting “FOR” each of the Nominees in Proposal 1 who, if nominated, will endeavor to close the Fund’s discount to NAV.

_____________________________

2 See Id.

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PROPOSAL 1: ELECTION OF TRUSTEES

According to the Fund’s Proxy Statement, the Board is currently comprised of four trustees divided into three classes pursuant to a “classified” structure, with two trustees to be elected at the Annual Meeting.

We are soliciting proxies to elect the Nominees—Stephen G. Flanagan and Jassen Trenkow—to serve as trustees with a term expiring at the 2027 annual meeting of shareholders (Proposal 1). The Participants intend to vote all of their Common Shares in favor of the Nominees.

The Nominees, if elected, will serve a three-year term until the 2027 annual meeting of shareholders, or until their successors have been duly elected and qualified. There is no assurance that any of the Fund’s nominees will serve as a trustee if one or both of the Nominees are elected to the Board.

The age and other information related to the Nominees shown below are as of the date of this Proxy Statement.

Nominees:

(1)	(2)	(3)	(4)	(5)	(6)
Name, Address, and Age	Position(s) Held with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years and Qualifications	Number of Portfolios in Fund Complex Overseen by Trustee or Nominee for Trustee	Other Directorships/Trusteeships Held by Trustee or Nominee for Trustee
STEPHEN G. FLANAGAN Address c/o Saba Capital Management, L.P., 405 Lexington Avenue, 58th Floor, New York, New York 10174 Age 66	None	N/A

Stephen G. Flanagan has served as the President and Chief Executive Officer of Marketing:Wise LLC, a marketing and consulting firm, since 2019. From 2015 to 2019, Mr. Flanagan served as President & Chief Operating Officer of Shadowman Sports, a sports equipment company. Prior to this role, Mr. Flanagan had over 20 years of senior management experience leading marketing, new media, Internet and entertainment companies from start-up stage to IPOs and beyond. Mr. Flanagan previously served as the President and Chief Executive Officer of The Quidnet Group, where he worked from 2003 to 2014, and assisted clients with strategy and development in the areas of sports, entertainment and lifestyle marketing on a global basis. From 2001 through 2003, Mr. Flanagan served as vice president at Clear Channel Entertainment. Before that, starting in 1999, Mr. Flanagan held positions as senior director and senior vice President at CMGI. Mr. Flanagan has also held executive positions with CBS Sportsline, CardMember Publishing and ActMedia.

Mr. Flanagan has also served as a board member and vice chairman of The Streaming Media Alliance, the advisory board to Adforce/CMGI, the Internet Advertising Bureau Research Council and various committees for the Advertising Research Foundation.

				N/A	Other than as disclosed herein, Mr. Flanagan has not held any directorships or trusteeships during the past five years.

Mr. Flanagan received his B.A. in English from Syracuse University.

Mr. Flanagan’s qualifications to serve as a trustee include his leadership experience at the helm of a major client services company.

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JASSEN TRENKOW Address c/o Saba Capital Management, L.P., 405 Lexington Avenue, 58th Floor, New York, New York 10174 Age 46	None	N/A	Jassen Trenkow has served as the Chief Operating Officer of Allied Express Group, a corporate services company, since 2023. Prior to this role, Mr. Trenkow worked in private enterprises across the real estate, food and beverage and travel industries from 2019 to 2021, after serving as the Head of the Finance Structural Reform and Transformation Program at Barclays Services Company (“Barclays”), a financial institution, from 2017 to 2019. Previously, Mr. Trenkow held other positions at Barclays, including as Chief Operating Officer and Global Chief of Staff to the Chief Financial Officer from 2014 to 2017 and as the Director and Chief of Staff, Americas Finance in 2014. Prior to Barclays, Mr. Trenkow spent a decade at Goldman Sachs, serving as Executive Director and Chief Operating Officer of Goldman Sachs Asset Management Asia from 2010 to 2014, as Global Deputy Chief of Staff, Internal Audit from 2008 to 2010, as Vice President, Strategic Initiatives from 2007 to 2008, as Change Management Lead from 2006 to 2007 and as Internal Auditor from 2004 to 2005.	N/A	Other than as disclosed herein, Mr. Trenkow has not held any directorships or trusteeships during the past five years.

Mr. Trenkow received an M.B.A. from EMBA-Global Asia, in partnership with London Business School, Columbia Business School and The University of Hong Kong, and a B.S. from Pace University.

Mr. Trenkow’s qualifications to serve as a trustee include his decades of experience working in the financial services industry at Barclays and Goldman Sachs and his operational efficiency gained from service as a chief of staff at both banks.

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The Nominees do not currently hold, and have not at any time held, any position with the Fund. The Nominees do not oversee any portfolios in the Fund’s Fund Complex (as defined in the Investment Company Act of 1940 (the “40 Act”)).

As of the date of this Proxy Statement, the dollar range of the equity securities of the Fund beneficially owned by the Nominees and the aggregate range of equity securities in all funds to be overseen by the Nominees, are as follows:

Name of Nominee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Companies to be Overseen by the Nominee in a Family of Investment Companies
Stephen G. Flanagan	None	None
Jassen Trenkow	None	None

None of the organizations or corporations referenced above is a parent, subsidiary, or other affiliate of the Fund. We believe that, if elected, the Nominees will be considered independent trustees of the Fund under (i) the pertinent listing standards of the New York Stock Exchange (“NYSE”), and (ii) paragraph (a)(1) of Item 407 of Regulation S-K. In addition, we believe that the Nominees are not and will not be “interested persons” of the Fund within the meaning of section 2(a)(19) of the 40 Act.

We refer shareholders to the Fund’s Proxy Statement for the names, background, qualifications and other information concerning the Fund’s trustee nominees. The Fund’s Proxy Statement and form of proxy is available free of charge on the website of SEC at www.sec.gov.

Each of the Nominees have entered into a nominee agreement (the “Nominee Agreements”) pursuant to which Saba Capital has agreed to advance an amount not to exceed $5,000 to cover the reimbursement of fees the Nominees may incur (i) in connection with their nominations; (ii) to defend and indemnify the Nominees against, and with respect to, any losses that may be incurred by such Nominee in the event he becomes a party to litigation based on his nomination as a candidate for election to the Board, the solicitation of proxies in support of his election, or both; or (iii) both (i) and (ii). If elected or appointed, the Nominees will be entitled to such compensation from the Fund as is consistent with the Fund’s practices for services of non-employee trustees. The Nominees will not receive any compensation from Saba for their services as trustees of the Fund if elected or for any other reason.

The Nominees have agreed to being nominated as nominees in this Proxy Statement and have confirmed their willingness to serve on the Board if elected. We do not expect that the Nominees will be unable to stand for election, but, in the event that a Nominee is unable to or for good cause will not serve, the Common Shares represented by the GOLD proxy card will be voted for a substitute candidate selected by Saba, a right that Saba has reserved in its nomination notice. In the case of any of the foregoing, Saba will give prompt written notice to the Fund if it chooses to nominate any such additional or substitute nominee and Saba will file and deliver supplemental proxy materials, including a revised proxy card, disclosing the information relating to such additional person that is required to be disclosed in solicitations for proxies for the election of trustees pursuant to Section 14 of the Exchange Act. If Saba determines to add nominees, whether because the Fund expands the size of the Board subsequent to the date of this Proxy Statement or for any other reason, Saba will supplement this Proxy Statement.

Vote Required.

According to the Charter and the Fund’s Proxy Statement, the election of trustees requires a plurality of the votes cast at a shareholder meeting, where the qualified nominees receiving the highest numbers of votes cast by the shareholders entitled to vote at a shareholder meeting at which a quorum is present, up to the number of trustees to be elected at such meeting, shall be elected.

Withhold votes will be counted for purposes of determining whether a quorum is present, but will be disregarded in determining the “votes cast” on a proposal. Therefore, withhold votes will have no effect on the vote for Proposal 1.

We urge you to sign and return our GOLD proxy card. If you have already voted using the Fund’s proxy card, you have every right to change your vote by completing and mailing the enclosed GOLD proxy card in the enclosed pre-paid envelope or by voting via Internet or by telephone by following the instructions on the GOLD proxy card. Only the latest validly executed proxy that you submit will be counted; any proxy may be revoked at any time prior to its exercise at the Annual Meeting by following the instructions under “Can I change my vote or revoke my proxy?” If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor, InvestorCom, toll free at (877) 972-0090 or collect at (203) 972-9300.

We Recommend a Vote FOR each of the Nominees for election at the Annual Meeting on the GOLD proxy card.

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QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING

Who is entitled to vote?

Only holders of Common Shares at the close of business on the Record Date are entitled to notice of and to vote at the Annual Meeting. Shareholders who sold their Common Shares before the Record Date (or acquire them without voting rights after the Record Date) may not vote such Common Shares. Shareholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such Common Shares after the Record Date (unless they also transfer their voting rights as of the Record Date).

How do I vote my shares?

Common Shares held in record name. If your Common Shares are registered in your own name, please vote today by signing, dating and returning the enclosed GOLD proxy card in the postage-paid envelope provided. Execution and delivery of a proxy by a record holder of Common Shares will be presumed to be a proxy with respect to all shares held by such record holder unless the proxy specifies otherwise.

Common Shares beneficially owned or held in “street” name. If you hold your Common Shares in “street” name with a broker, bank, dealer, trust company, or other nominee, only that nominee can exercise the right to vote with respect to the Common Shares that you beneficially own through such nominee and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to your broker, bank, dealer, trust company, or other nominee to vote FOR the Nominees. Please follow the instructions to vote provided on the enclosed GOLD voting instruction form. If your broker, bank, dealer, trust company, or other nominee provides for proxy instructions to be delivered to them by telephone or Internet, instructions will be included on the enclosed GOLD voting instruction form. We urge you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions by emailing them to Saba@investor-com.com or mailing them to Saba Capital Management, L.P., c/o InvestorCom, 19 Old Kings Highway S., Suite 130, Darien, CT 06820, so that we will be aware of all instructions given and can attempt to ensure that such instructions are followed.

Note: Common Shares represented by properly executed GOLD proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, FOR the Nominees.

How should I vote on the Proposal?

We recommend that you vote your shares on the GOLD proxy card “FOR” each of the Nominees standing for election to the Board named in this Proxy Statement (Proposal 1).

How many shares must be present to hold the Annual Meeting?

According to the Charter and the Fund’s Proxy Statement, the holders of thirty-three and one-third (33 1/3) percent of the outstanding Common Shares as of the Record Date, present in person or by proxy, constitutes a quorum. Withhold votes will be treated as votes present for purposes of determining a quorum. Withhold votes do not count as votes cast with respect to any proposal, and therefore, such proxies would have no effect on the outcome of Proposal 1. According to the Fund's Proxy Statement, because the election of directors will be contested, the Fund expects that broker-dealer firms holding shares of the Fund in “street name” for their customers will not be permitted by NYSE rules to vote on the election of trustees on behalf of their customers and beneficial owners, in the absence of voting instructions from such customers and beneficial owners.

What vote is needed to approve the Proposal?

According to the Charter and the Fund’s Proxy Statement, the election of trustees requires a plurality of the votes cast at the Annual Meeting. Withhold votes will have no effect on the outcome of Proposal 1.

PLEASE DO NOT SIGN OR RETURN A PROXY CARD FROM THE FUND. DOING SO WILL REVOKE ANY PREVIOUS VOTING INSTRUCTIONS YOU PROVIDED ON THE GOLD PROXY CARD.

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What should I do if I receive a proxy card from the Fund?

You may receive proxy solicitation materials from the Fund, including an opposition proxy statement and a proxy card. We are not responsible for the accuracy of any information contained in any proxy solicitation materials used by the Fund or any other statements that it may otherwise make.

We recommend that you discard any proxy card or solicitation materials that may be sent to you by the Fund. If you have already voted using the Fund’s proxy card, you have every right to change your vote by using the enclosed GOLD proxy card by signing, dating and returning the enclosed GOLD proxy card in the postage-paid envelope provided. Only the latest validly executed proxy that you submit will be counted; any proxy may be revoked at any time prior to its exercise at the Annual Meeting by following the instructions below under “Can I change my vote or revoke my proxy?”

If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor, InvestorCom. Shareholders may call toll free at (877) 972-0090 or collect at (203) 972-9300.

Can I change my vote or revoke my proxy?

If you are the shareholder of record, you may change your proxy instructions or revoke your proxy at any time before your proxy is voted at the Annual Meeting. Proxies may be revoked by any of the following actions:

•	signing, dating and returning the enclosed Saba’s GOLD proxy card in the postage-paid envelope provided or signing, dating and returning the Fund’s proxy card (the latest dated proxy is the only one that counts);

•	delivering a written revocation to the secretary of the Fund at 1290 Broadway, Suite 1000, Denver, Colorado 80203; or

•	attending the Annual Meeting and voting by ballot in person (although attendance at the Annual Meeting will not, by itself, revoke a proxy).

If your shares are held in a brokerage account by a broker, bank, or other nominee, you should follow the instructions provided by your broker, bank, or other nominee. If you attend the Annual Meeting and you beneficially own Common Shares but are not the record owner, your mere attendance at the Annual Meeting WILL NOT be sufficient to revoke any previously submitted proxy card. You must have written authority from the record owner to vote your shares held in its name at the meeting in the form of a “legal proxy” issued in your name from the bank, broker, or other nominee that holds your shares. If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor, InvestorCom, toll free at (877) 972-0090 or collect at (203) 972-9300.

IF YOU HAVE ALREADY VOTED USING THE FUND’S PROXY CARD, WE URGE YOU TO REVOKE IT BY FOLLOWING THE INSTRUCTIONS ABOVE. Although a revocation is effective if delivered to the Fund, we request that a copy of any revocation be mailed to Saba Capital Management, L.P., c/o InvestorCom, 19 Old Kings Highway S., Suite 130, Darien, CT 06820, so that we will be aware of all revocations.

Who is making this Proxy Solicitation and who is paying for it?

The solicitation of proxies pursuant to this proxy solicitation is being made by the Participants. Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person, or by advertisements. Saba will solicit proxies from individuals, brokers, banks, bank nominees, and other institutional holders. Saba will request banks, brokerage houses, and other custodians, nominees, and fiduciaries to forward all solicitation materials to the beneficial owners of the Common Shares they hold of record. Saba will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that certain regular employees of Saba will also participate in the solicitation of proxies in support of the Nominees. Such employees will receive no additional consideration if they assist in the solicitation of proxies.

Saba has retained InvestorCom to provide solicitation and advisory services in connection with this solicitation. InvestorCom will be paid a fee not to exceed $[●] based upon the campaign services provided. In addition, Saba will advance costs and reimburse InvestorCom for reasonable out-of-pocket expenses and will indemnify InvestorCom against certain liabilities and expenses, including certain liabilities under the federal securities laws. InvestorCom will solicit proxies from individuals, brokers, banks, bank nominees, and other institutional holders. It is anticipated that InvestorCom will employ up to approximately [●] persons to solicit the Fund’s shareholders as part of this solicitation. InvestorCom does not believe that any of its owners, managers, officers, employees, affiliates, or controlling persons, if any, is a “participant” in this proxy solicitation.

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The entire expense of soliciting proxies is being borne by Saba. Costs of this proxy solicitation are currently estimated to be approximately $[●]. We estimate that through the date hereof, Saba’s expenses in connection with the proxy solicitation are approximately $[●]. Saba will not be seeking reimbursement of these costs from the Fund.

What is Householding of Proxy Materials?

The SEC has adopted rules that permit companies and intermediaries (such as brokers and banks) to satisfy the delivery requirements for proxy statements and annual and semi-annual reports with respect to two or more shareholders sharing the same address by delivering a single proxy statement or periodic report addressed to those shareholders. Some banks and brokers with account holders who are shareholders of the Fund may be householding our proxy materials.

Once you have received notice from your bank or broker that it will be householding communications to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement and annual report, please notify your bank or broker and direct your requests to the Fund by calling (855) 838-9485.

Because Saba has initiated a contested proxy solicitation, we understand that banks and brokers with account holders who are shareholders of the Fund will not be householding our proxy materials.

Where can I find additional information concerning the Fund?

Pursuant to Rule 14a-5(c) promulgated under the Exchange Act, we have omitted from this Proxy Statement certain disclosure required by applicable law to be included in the Fund’s definitive proxy statement in connection with the Annual Meeting. Such disclosure includes information regarding securities of the Fund beneficially owned by the Fund’s trustees, nominees and management; the Fund’s investment manager and administrator; the Audit Committee of the Board; certain shareholders’ beneficial ownership of more than 5% of the Fund’s voting securities; information concerning the Fund’s trustees; information concerning executive compensation; and information concerning the procedures for submitting shareholder proposals and trustee nominations intended for consideration at the 2025 annual meeting of shareholders and for consideration for inclusion in the proxy materials for that meetings. We take no responsibility for the accuracy or completeness of any information that we expect to be contained in the Fund’s definitive proxy statement. Except as otherwise noted herein, the information in this Proxy Statement concerning the Fund has been taken from or is based upon documents and records on file with the SEC and other publicly available information.

This Proxy Statement and all other solicitation materials in connection with this proxy solicitation will be available on the internet, free of charge, on the SEC’s website at https://www.sec.gov/edgar. The Edgar file number for the Fund is 811-22742.

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CONCLUSION

We urge you to carefully consider the information contained in this Proxy Statement and then support our efforts by signing, dating, and returning the enclosed GOLD proxy card today.

Thank you for your support,

Saba Capital Management, L.P.
Boaz R. Weinstein Stephen G. Flanagan Jassen Trenkow

[●], 2024

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ANNEX I: INFORMATION ON THE PARTICIPANTS

Beneficial Ownership and Other Information

This proxy solicitation is being made by the Participants. As of the date of this Proxy Statement, the Participants may be deemed to “beneficially own” (such term as used in Schedule 14A within the meaning of Rule 13d-3 or Rule 16a-1 under the Exchange Act for the purposes of this Annex I) 568,008 Common Shares in the aggregate, representing 8.49% of the outstanding Common Shares. The percentage used herein is based upon 6,694,109 Common Shares outstanding as of February 7, 2024, as disclosed in the Fund’s Proxy Statement. Of the 568,008 Common Shares owned in the aggregate by the Participants, such Common Shares may be deemed to be beneficially owned as follows: (a) 568,008 Common Shares (including a total of 1,000 Common Shares held in record name by Saba Capital Master Fund, Ltd. (the “Saba Record Holder”)) may be deemed to be beneficially owned by Saba Capital by virtue of its status as the investment manager of various funds and accounts (such funds and accounts, the “Saba Entities”); and (b) 568,008 Common Shares (including 1,000 Common Shares held in record name by the Saba Record Holder) may be deemed to be beneficially owned by Mr. Weinstein by virtue of his status as the principal of Saba Capital.

As of the date of this Proxy Statement, none of the Nominees beneficially own any Common Shares or any other securities of the Fund.

The principal business of Saba Capital is to serve as investment manager to the Saba Entities. The principal business of Mr. Weinstein is investment management and serving as the principal of Saba Capital. The principal business of the Saba Entities is to invest in securities.

The business address of each member of Saba and the Saba Entities is 405 Lexington Avenue, 58th Floor, New York, New York 10174.

The principal occupation and business address of each of the Nominees are disclosed in the section of this Proxy Statement titled “PROPOSAL 1: ELECTION OF TRUSTEES”.

Unless otherwise noted as shares held in record name by the Saba Entities, the Common Shares held by the Saba Entities are held in commingled margin accounts, which may extend margin credit to such parties from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Shares reported herein since margin may have been attributed to such other securities and since margin used is not disclosed on an individual per-security basis.

11

Except as set forth in this Proxy Statement (including the Appendices hereto), (i) within the past 10 years, no Participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant and no associate or “Immediate Family Member” (as defined in Item 22 of Schedule 14A under the Exchange Act (“Item 22”)) of any Participant, is a record owner or direct or indirect beneficial owner of any securities of the Fund, any parent or subsidiary of the Fund, any investment adviser, principal underwriter, or “Sponsoring Insurance Company” (as defined in Item 22) of the Fund, or in any registered investment companies overseen or to be overseen by the Participant within the same “Family of Investment Companies” (as defined in Item 22) that directly or indirectly controls, is controlled by or is under common control with an investment adviser, principal underwriter, or Sponsoring Insurance, or affiliated person of the Fund; (iii) no Participant in this solicitation directly or indirectly beneficially owns any securities of the Fund which are owned of record but not beneficially; (iv) no Participant in this solicitation has purchased or sold any securities of the Fund or the Fund’s investment adviser within the past two years, nor from either entity’s “Parents” or “Subsidiaries” (as defined in Item 22); (v) no Participant has any “family relationship” for the purposes of Item 22 whereby a family member is an “Officer” (as defined in Item 22), director, trustee (or person nominated to become an Officer or director or trustee), employee, partner, or copartner of the Fund, the Fund’s investment adviser, and/or a principal underwriter of any of the foregoing, or any Subsidiary or other potential affiliate of any of the foregoing; (vi) no part of the purchase price or market value of the securities of the Fund owned by any Participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vii) no Participant in this solicitation is, or within the past year was, a party to any contract, arrangements, or understandings with any person with respect to any securities of the Fund, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (viii) no associate of any Participant in this solicitation owns beneficially, directly or indirectly, any securities of the Fund; (ix) no Participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Fund; (x) within the last five years, no Nominee has had any arrangement or understanding with any other person pursuant to which he was selected to be a nominee for election as a trustee to the Fund other than the Nominee Agreements described herein; (xi) no Participant and no Immediate Family Member of any Participant in this solicitation or any of his or its associates was a party to, or had a direct or indirect material relationship in, any transaction or series of similar transactions since the beginning of the Fund’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions in which the amount involved exceeds $120,000 and for which any of the following was or is a party: (a) the Fund or any of its subsidiaries; (b) an Officer of the Fund; (c) an investment company, or a person that would be an investment company but for the exclusions provided by sections 3(c)(1) and 3(c)(7) of the 40 Act, having the same investment adviser, principal underwriter, or Sponsoring Insurance Company as the Fund or having an investment adviser, principal underwriter, or Sponsoring Insurance Company that directly or indirectly controls, is controlled by or is under common control with the investment adviser, principal underwriter, or Sponsoring Insurance Company of the Fund; (d) an investment adviser, principal underwriter, Sponsoring Insurance Company, or affiliated person of the Fund; (e) any Officer or any person directly or indirectly controlling, controlled by, or under common control with any investment adviser, principal underwriter, Sponsoring Insurance Company, or affiliated person of the Fund; (f) an Officer of an investment adviser, principal underwriter, or Sponsoring Insurance Company of the Fund; or (g) an Officer of a person directly or indirectly controlling, controlled by, or under common control with an investment adviser, principal underwriter, or Sponsoring Insurance Company of the Fund; (xii) during the last five years, no Participant and no Immediate Family Member of any Participant has had a position or office with: (a) the Fund; (b) an investment company, or a person that would be an investment company but for the exclusions provided by Sections 3(c)(1) and 3(c)(7) of the 40 Act, having the same investment adviser, principal underwriter, or Sponsoring Insurance Company as the Fund or having an investment adviser, principal underwriter, or Sponsoring Insurance Company that directly or indirectly controls, is controlled by, or is under common control with an investment adviser, principal underwriter, or Sponsoring Insurance Company of the Fund; or (c) an investment adviser, principal underwriter, Sponsoring Insurance Company, or affiliated person (xiii) no Participant in this solicitation or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Fund or its affiliates, or with respect to any future transactions to which the Fund or any of its affiliates will or may be a party; (xiv) no Participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise, in any matter to be acted on at the Annual Meeting; (xv) there are no material pending legal proceedings to which any Nominee or any of his or its associates is a party adverse to the Fund or, to the best of Saba’s knowledge after reasonable investigation, any affiliated person of the Fund, nor does any Nominee have a material interest in such proceedings that is adverse to the Fund or, to the best of the Saba’s knowledge after reasonable investigation, any affiliated person of the Fund; (xvi) since the beginning of the last two completed fiscal years, no Participant (and no Immediate Family Member of a Participant) has served on the board of directors or trustees of a company or trust where an Officer of an investment adviser, principal underwriter, or Sponsoring Insurance Company of the Fund, or any person directly or indirectly controlling, controlled by, or under common control with any of those, serves on the board of directors or trustees; and (xvii) no Participant has withheld information that is required to be disclosed under the following Items under Regulation S-K under the Exchange Act: Item 401(f) with respect to involvement in certain legal proceedings, Item 401(g) with respect to promoters and control persons, and Item 405 with respect to beneficial ownership and required filings.

12

Transactions by the Participants with respect to the Fund’s securities

The following tables set forth all transactions effected during the past two years by Saba, by virtue of Saba Capital’s direct and indirect control of the Saba Entities, with respect to securities of the Fund. The Common Shares reported herein are held in either cash accounts or margin accounts in the ordinary course of business. Unless otherwise indicated, all transactions were effected on the open market.

Common Shares:

Saba Capital, in its capacity as investment manager of the Saba Entities (including the Saba Record Holder)

Date	Side	Common Shares
2/9/2022	Sell	(19,423)
2/10/2022	Sell	(1,944)
2/24/2022	Buy	21,190
2/25/2022	Buy	2,100
2/28/2022	Buy	1,224
3/3/2022	Buy	20
3/4/2022	Buy	3,086
3/7/2022	Buy	13,229
4/22/2022	Sell	(9,763)
5/10/2022	Buy	7,400
5/12/2022	Buy	4,578
5/19/2022	Buy	1,460
5/23/2022	Buy	11,969
6/1/2022	Buy	7,065
6/21/2022	Buy	1,186
6/22/2022	Buy	5,000
6/23/2022	Buy	5,000
6/24/2022	Buy	709
7/13/2022	Buy	7,598
7/19/2022	Buy	1,959
7/25/2023	Buy	2,899
8/2/2023	Buy	5,000
8/11/2022	Sell	(100)
8/12/2022	Sell	(2,249)
8/16/2022	Sell	(3,858)
8/26/2022	Sell	(2,204)
8/30/2022	Sell	5,000
9/21/2022	Buy	2,115
9/22/2022	Buy	6,761
9/26/2022	Buy	2,155
9/27/2022	Buy	5,179
9/28/2022	Buy	3,948	3/27/2023	Buy	10,687
10/3/2022	Buy	1,348	3/27/2023	Sell	(200)
10/6/2022	Buy	4,363	3/28/2023	Sell	(4,149)
10/7/2022	Buy	10,000	3/29/2023	Sell	(4,642)
10/12/2022	Buy	7,067	3/30/2023	Sell	(8,213)
10/18/2022	Buy	10,304	3/31/2023	Sell	(22,035)
10/25/2022	Buy	22,758	4/3/2023	Buy	7,694
10/26/2022	Buy	25,347	4/6/2023	Buy	3,757
10/27/2022	Buy	13,156	4/11/2023	Buy	3,200
10/28/2022	Buy	5,659	4/12/2023	Buy	7,113
10/31/2022	Sell	(7,651)	4/14/2023	Sell	(4,960)
11/14/2022	Buy	5,976	4/14/2023	Buy	9,181
11/15/2022	Buy	3,311	4/17/2023	Buy	5,000
11/22/2022	Buy	5,000	4/17/2023	Sell	(8,525)
12/5/2022	Buy	5,000	4/18/2023	Sell	(9,153)
12/6/2022	Buy	350	4/19/2023	Buy	5,000
12/7/2022	Buy	1,740	4/19/2023	Sell	(21,244)
12/8/2022	Buy	11,160	4/25/2023	Buy	20,000
12/9/2022	Buy	38,281	4/26/2023	Buy	2,150
12/12/2022	Buy	5,165	4/27/2023	Buy	7,275
1/11/2023	Buy	5,000	4/28/2023	Buy	3,365
1/23/2023	Buy	5,000	5/10/2023	Buy	2,429
2/6/2023	Sell	(5,227)	5/11/2023	Buy	16,701
2/7/2023	Sell	(3,662)	5/22/2023	Sell	(8,082)
2/8/2023	Sell	(6,116)	5/23/2023	Sell	(8,382)
2/14/2023	Sell	(2,261)	5/24/2023	Sell	(3,227)
2/21/2023	Sell	(2,306)	6/6/2023	Sell	(22,702)
3/9/2023	Sell	(4,968)	7/18/2023	Sell	(3,095)
3/14/2023	Sell	(2,918)	7/19/2023	Sell	(9,322)
3/15/2023	Sell	(4,158)	7/20/2023	Sell	(6,181)
3/20/2023	Sell	(113)	7/21/2023	Sell	(6,364)
3/21/2023	Buy	18,068	7/25/2023	Sell	(9,000)
3/21/2023	Sell	(4,211)	7/26/2023	Sell	(19,202)
3/23/2023	Sell	(14,000)

13

IMPORTANT

Tell your Board what you think! YOUR VOTE IS VERY IMPORTANT, no matter how many or how few shares you own. Please give us your vote “FOR” the Nominees by taking three steps:

●	SIGNING the enclosed GOLD proxy card,

●	DATING the enclosed GOLD proxy card, and

●	MAILING the enclosed GOLD proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your shares are held in the name of a broker, bank, bank nominee, or other institution, only it can vote your shares and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. You may also vote by signing, dating and returning the enclosed GOLD voting instruction form in the postage-paid envelope provided, and to ensure that your shares are voted, you should also contact the person responsible for your account and give instructions for a GOLD voting instruction form to be issued representing your shares.

By returning the GOLD proxy card, you are authorizing Saba to vote on your behalf, and if you do not indicate on such GOLD proxy card how you would like to vote, your vote will be counted “FOR” each of the Nominees in Proposal 1.

After signing the enclosed GOLD proxy card, DO NOT SIGN OR RETURN THE FUND’S PROXY CARD UNLESS YOU INTEND TO CHANGE YOUR VOTE, because only your latest dated proxy card will be counted.

If you have previously signed, dated, and returned a proxy card to the Fund, you have every right to change your vote. Only your latest dated proxy card will count. You may revoke any proxy card already sent to the Fund by signing, dating, and mailing the enclosed GOLD proxy card in the postage-paid envelope provided or by voting by telephone or Internet. Any proxy may be revoked at any time prior to the Annual Meeting by delivering a written notice of revocation or a later dated proxy for the Annual Meeting to the secretary of the Fund or by voting in person at the Annual Meeting. Attendance at the Annual Meeting will not in and of itself constitute a revocation.

If you have any questions concerning this Proxy Statement, would like to request additional copies of this Proxy Statement, or need help voting your shares, please contact our proxy solicitor:

19 Old Kings Highway S., Suite 130

Darien, CT 06820
Shareholders Call Toll-Free at: (877) 972-0090

E-mail: Saba@investor-com.com

14

PRELIMINARY COPY SUBJECT TO COMPLETION

Form of GOLD Proxy Card

PRINCIPAL REAL ESTATE INCOME FUND

Proxy Card for 2024 Annual Meeting of Shareholders (the “Annual Meeting”)

THIS PROXY SOLICITATION IS BEING MADE BY SABA CAPITAL MANAGEMENT, L.P. (“SABA CAPITAL”) Boaz R. Weinstein AND THE INDIVIDUALS NAMED IN PROPOSAL 1

THE BOARD OF TRUSTEES (THE “BOARD”) OF PRINCIPAL REAL ESTATE INCOME FUND IS NOT SOLICITING THIS PROXY

The undersigned appoints Michael D’Angelo, Paul Kazarian, Eleazer Klein, Pierre Weinstein, and John Grau and each of them, attorneys and agents with full power of substitution to vote all common shares of Principal Real Estate Income Fund, a Delaware statutory trust registered as a non-diversified, closed-end management investment company under the Investment Company Act of 1940, as amended (the “Fund”), that the undersigned would be entitled to vote at the Annual Meeting, including at any adjournments or postponements thereof, with all powers that the undersigned would possess if personally present, upon and in respect of the instructions indicated herein, with discretionary authority, subject to applicable law, as to any and all other matters that may properly come before the meeting or any adjournment, postponement, or substitution thereof that are unknown to us a reasonable time before this solicitation.

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to said shares, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. This proxy will be valid until the sooner of one year from the date indicated on the reverse side and the completion of the Annual Meeting (including any adjournments or postponements thereof).

With respect to Proposal 1, if this proxy is signed, dated and returned, it will be voted in accordance with your instructions. If you do not specify how the proxy should be voted, this proxy will be voted “FOR” each of the nominees in Proposal 1 (the “Nominees”). None of the matters currently intended to be acted upon pursuant to this proxy are conditioned on the approval of other matters.

Should other matters be brought before the Annual Meeting, the persons named as proxies in the enclosed GOLD proxy card will vote on such matters in their discretion to the extent allowed by Rule 14a-4(c)(3) under the Exchange Act.

INSTRUCTIONS: FILL IN VOTING BOXES “☐” IN BLACK OR BLUE INK

We recommend that you vote “FOR” each of the Nominees in Proposal 1:

Proposal 1 – Election at the Annual Meeting of the individuals nominated by Saba Capital.

Nominee:	FOR	WITHHOLD
Stephen G. Flanagan	❑	❑
Jassen Trenkoww	❑	❑

Signature (Capacity)	Date

Signature (Joint Owner) (Capacity/Title)	Date

NOTE: Please sign exactly as your name(s) appear(s) on stock certificates or on the label affixed hereto. When signing as attorney, executor, administrator or other fiduciary, please give full title as such. Joint owners must each sign personally. ALL HOLDERS MUST SIGN. If a corporation or partnership, please sign in full corporate or partnership name by an authorized officer and give full title as such.

PLEASE SIGN, DATE AND PROMPTLY RETURN THIS PROXY IN THE ENCLOSED RETURN ENVELOPE THAT IS POSTAGE PREPAID IF MAILED IN THE UNITED STATES.